

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2010

Henry Fong
Chief Executive Officer
Techs Loanstar, Inc.
319 Clematis Street, Suite 703
West Palm Beach, FL 33401

> **Re:** **Techs Loanstar, Inc.**
> **Form 8-K, Item 4.01**
> **Filed July 19, 2010**
> **File No. 333-143630**

Dear Mr. Fong:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K, Item 4.01

1. Amend the report to include all of the information required by Item 304 of Regulation S-K. State whether the former accountant resigned, declined to stand for re-election or was dismissed, and the date or the resignation or dismissal. The disclosure should also indicate whether the board of directors recommended or approved the decision to change accountants.

2. In addition, your disclosure should state whether in connection with audits of the two most recent years through the date of resignation or discharge there were any disagreements with the former accountant on any matter which, if not resolved to the satisfaction of the accountant, would have caused the accountant to make reference in its report to the matter. Among other items specified in S-K 304(a)(1)(iv), the filing should describe the subject matter of any such disagreement. Disagreements required to be reported include both those resolved to the satisfaction of the accountant and those not resolved to the satisfaction of the accountant.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3472 with any questions.

Sincerely,

Yolanda Crittendon
Staff Accountant